Exhibit 99.1

YANDEX ANNOUNCES RESULTS
of MEETING OF HOLDERS OF CLASS A ORDINARY SHARES
AND 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

MOSCOW, the Russian Federation, and AMSTERDAM, the Netherlands — June 30, 2023 — Yandex N.V. (NASDAQ: YNDX) (the “Company”), the Dutch parent company of the Yandex Group, today announced that all resolutions proposed at the Meeting of Holders of Class A Ordinary Shares (the “Class A Meeting”) and the 2023 Annual General Meeting of Shareholders of the Company (the “AGM”), both held on Friday, June 30, 2023, have been approved.

The Company also announced one re-appointment to its Board of Directors. Alexei Yakovitsky was re-appointed as a non-executive member of the Board of Directors for a four-year term.

The total number of Class A shares eligible to vote at the Class A Meeting and the AGM was 325,877,318, with a total of 325,877,318 voting rights; the total number of Class B shares eligible to vote at the AGM was 35,698,674, with a total of 356,986,740 voting rights. Each Class A share carries one vote; each Class B share carries ten votes. The Class A shares and Class B shares voted together as a single class on all matters at the AGM.

Meeting of Holders of Class A Ordinary Shares

Proposal One — Merger of Yandex N.V. and Yandex Media Services B.V.

The below are the results regarding the proposal to approve pursuant to Article 27.2 of the current Articles of Association of the Company the proposed resolution of the Board of Directors to resolve upon the legal merger of the Company (acquiring company) with Yandex Media Services B.V. (disappearing company) in accordance with Merger Proposal 1:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
57,960,929	42,091	91,585

Proposal Two — Merger of Yandex N.V. and Yandex.Classifieds Holding B.V.

The below are the results regarding the proposal to approve pursuant to Article 27.2 of the current Articles of Association of the Company the proposed resolution of the Board of Directors to resolve upon the legal merger of the Company (acquiring company) with Yandex.Classifieds Holding B.V. (disappearing company) in accordance with Merger Proposal 2:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
57,960,421	42,245	91,939

Proposal Three — Merger of Yandex N.V. and MLU B.V.

The below are the results regarding the proposal to approve pursuant to Article 27.2 of the current Articles of Association of the Company the proposed resolution of the Board of Directors to resolve upon the legal merger of the Company (acquiring company) with MLU B.V. (disappearing company) in accordance with Merger Proposal 3:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
57,960,102	41,642	92,861

Proposal Four — Merger of Yandex N.V. and Foodtech & Delivery Ops B.V.

The below are the results regarding the proposal to approve pursuant to Article 27.2 of the current Articles of Association of the Company the proposed resolution of the Board of Directors to resolve upon the legal merger of the Company (acquiring company) with Foodtech & Delivery Ops B.V. (disappearing company) in accordance with Merger Proposal 4:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
57,961,928	42,056	90,621

Yandex’s 2023 Annual General Meeting of Shareholders

Proposal One — Discharge of Directors

The below are the results regarding the proposal to discharge the members of the Board of Directors from their liability towards the Company in respect of the management of the Company during the 2022 financial year:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
405,269,237	4,193,533	742,275

Proposal Two — Re-appointment of Alexei Yakovitsky

The below are the results regarding the proposal to accept the binding nomination by the holder of the Priority Share, nominated in accordance with Article 12 of the current Articles of Association of the Company, of Alexei Yakovitsky to be re-appointed as a non-executive member of the Board of Directors for a four-year term running from the close of the AGM:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
388,348,078	18,252,247	3,604,720

Proposals Three and Four — Appointment of Auditors

The below are the results regarding the proposal to appoint “Technologies of Trust – Audit” JSC, an independent registered public accounting firm, as an auditor of the Company’s consolidated financial statements for the 2023 financial year (to be prepared under U.S. GAAP):

Number of Votes For	Number of Votes Against	Number of Votes Abstained
409,923,408	63,130	218,507

The below are the results regarding the proposal to appoint Reanda Audit & Assurance B.V., an independent registered public accounting firm, as an auditor of the Company’s consolidated financial statements and statutory accounts for the 2023 financial year (to be prepared under IFRS):

Number of Votes For	Number of Votes Against	Number of Votes Abstained
409,929,278	50,054	225,713

Proposals Five, Six and Seven — General designations and authorizations of the Board of Directors

The below are the results regarding the proposal to designate the Board of Directors as the competent body to issue from time to time Class A Shares up to an additional 20% of the issued share capital (excluding Class C Shares) of the Company for a period of five years from the AGM Date:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
384,446,635	25,640,984	117,426

The below are the results regarding the proposal to designate the Board of Directors as the competent body to exclude pre-emptive rights of the existing shareholders in respect of the issue of Class A Shares for a period of five years from the AGM Date:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
374,471,846	35,495,679	237,520

The below are the results regarding the proposal to authorize the Board of Directors for a period of 18 months to repurchase shares in the capital of the Company up to 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of repurchase:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
392,373,922	17,573,373	257,750

For further information, please visit http://company.yandex.com or contact:

Yandex N.V.

Investor Relations
Yulia Gerasimova
Phone: +7 495 974-35-38
E-mail: askir@yandex-team.com

Press Office
Daria Gerasimova
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.ru

About Yandex N.V.

Yandex (NASDAQ: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 30 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company